August 19, 2013

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Commission File No. 1-32637

GameStop Corp. Form 10-K for the year ended February 2, 2013

Dear Ms. Thompson:

Consistent with the telephone conversation between Ms. Lisa Sellars, Staff Accountant, and myself on August 16, 2013, this letter will confirm that Ms. Sellars agreed to extend the time for GameStop Corp. (the “Company”) to respond to the comment letter, dated August 16, 2013 regarding the above-referenced filing, until September 16, 2013. The additional time is needed to accommodate preparing for and conducting our second quarter earnings call, preparing our second quarter Form 10-Q and to accommodate the travel schedules of several of the executives who will be involved in submitting our response. Accordingly, the Company will respond on or before such revised due date.

If you have any questions or comments, please call me at (817) 424-2000. My facsimile number is (817) 722-7766.

Very truly yours,

/s/ Robert A. Lloyd
Robert A. Lloyd
Executive Vice President and Chief Financial Officer
GameStop Corp.

CC: Ms. Lisa Sellars